EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income Before Income Taxes and Equity Earnings	$138,289	$87,333	$129,489	$140,035	$208,484
Fixed Charges (as below)	63,242	79,435	119,516	109,146	132,106
Total Earnings	$201,531	$166,768	$249,005	$249,181	$340,590

FIXED CHARGES
Interest Expense	$55,213	$60,619	$93,150	$70,500	$86,538
Credit for Allowance for Borrowed Funds Used During Construction	2,208	9,795	19,800	29,546	33,668
Trust Dividends	(179)	(179)	(134)	-	-
Estimated Interest Element in Lease Rentals	6,000	9,200	6,700	9,100	11,900
Total Fixed Charges	$63,242	$79,435	$119,516	$109,146	$132,106

Ratio of Earnings to Fixed Charges	3.18	2.09	2.08	2.28	2.57